UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42379

Founder Group Limited

No. 17, Jalan Astana 1D, Bandar Bukit Raja, 41050 Klang,
Selangor Darul Ehsan, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Convertible Note Financing

On December 11, 2025, Founder Group Limited, a business company incorporated in the British Virgin Islands (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”). Pursuant to the Securities Purchase Agreement, the Investor agreed to purchase from the Company, and the Company agreed to issue and sell to the Investor, a secured convertible promissory note (the “Note”) in the original principal amount of $16,070,000, which included an original issue discount of $1,050,000 and transaction expenses amount of $20,000, and carried a simple interest rate of six percent (6%) per annum. The Note is convertible into the Company’s Class A Ordinary Shares of no par value (the “Class A Ordinary Shares”) at the conversion price equal to 82.5% of the lowest daily volume weighted average price during ten consecutive trading days immediately preceding the applicable measurement date. In the event that the conversion price is lower than $0.06874, the Investor has the right to have the applicable conversion amount paid in cash rather than conversion shares. On December 11, 2025, the Company issued the Note to the Investor and the transaction was consummated.

At the closing, the Investor paid $3,000,000 to the Company and $12,000,000 into a deposit account (the “Deposit Account”) of the Company’s wholly-owned subsidiary, Founder Capital, LLC, a Utah limited liability company (“Founder Capital”). Founder Capital entered into a Deposit Account Control Agreement (the “DACA”) with the Investor and Lakeside Bank, an Illinois banking corporation, to secure the Note. In addition, the Company’s obligations under the Note are secured by (i) a guaranty from Founder Capital (the “Guaranty”) and (ii) a pledge of the equity interests in Founder Capital by the Company pursuant to a pledge agreement (the “Pledge Agreement”), in each case, in favor of the Investor.

The Securities Purchase Agreement also provided that the Company would file a registration statement on Form F-1 with the U.S. Securities and Exchange Commission within 30 days from December 11, 2025 registering at least 230,000,000 Class A Ordinary Shares for the Investor’s resale of the conversion shares issuable under the Note.

The foregoing description of the Securities Purchase Agreement, the Note, the DACA, the Guaranty, the Pledge Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to Exhibits 10.1, 4.1, 10.2, 10.3 and 10.4 to this Current Report on Form 6-K, respectively, and incorporated by reference herein.

Exhibits

Exhibit No.	Description
4.1	Secured Convertible Promissory Note, dated December 11, 2025, by and between Founder Group Limited and Streeterville Capital, LLC
10.1	Securities Purchase Agreement, dated December 11, 2025, by and between Founder Group Limited and Streeterville Capital, LLC
10.2	Deposit Account Control Agreement, dated December 11, 2025, by and among Founder Capital, LLC, Lakeside Bank and Streeterville Capital, LLC
10.3	Guaranty by Founder Capital, LLC, dated December 11, 2025
10.4	Pledge Agreement, dated December 11, 2025, by and between Founder Group Limited and Streeterville Capital, LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Founder Group Limited

By:	/s/ Lee Seng Chi
Name:	Lee Seng Chi
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

Date: December 18, 2025

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